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TEL: (212) 735-3000
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www.skadden.com

August 11, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Laura Veator
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Via Transportation, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 18, 2025
CIK No. 0001603015
On behalf of our client, Via Transportation, Inc., a Delaware corporation (the “Company”), we hereby provide information in response to oral requests from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 18, 2025.
Set forth below is a draft beneficial ownership table that the Company is proposing to include in the Company’s Registration Statement on Form S-1. The draft beneficial ownership

Securities and Exchange Commission
August 11, 2025

table below reflects preliminary indications of interest received from stockholders planning to participate in the secondary component of the offering and is based on current issued and outstanding share counts. Upon the Company’s filing of its Registration Statement on Form S-1, all potential selling stockholders that provided preliminary indications of interest will have the ability to withdraw their election to sell. The Company has therefore anonymized the names of the potential selling stockholders which beneficially own greater than 1% of the Company’s Class A Common Stock in order to protect the identities of those potential selling stockholders who provided a preliminary indication of interest but may ultimately choose not to participate in the offering.
The Company respectfully advises the Staff that the Company will permit all of its stockholders and employees—over 1,500 in total—to sell a portion of the Class A common stock that they currently hold. As illustrated below, the Company proposes to present on a group basis the holdings of certain employee stockholders and non-employee stockholders who elect to participate in the secondary component of the offering. The Company believes this presentation is appropriate because (i) such non-employee stockholders each beneficially own less than 0.50% of the Company’s Class A common stock, (ii) such employee stockholders each beneficially own less than 1% and (iii) a more detailed breakdown or identification of selling stockholders within each such group would not be helpful and is not material information for investors. The Company believes that this presentation is not inconsistent with the Staff's historical practice of permitting selling stockholder disclosure to be made on a group basis where the aggregate holding of a group is immaterial or where each stockholder that is part of such a group holds an immaterial amount of the class of securities.

Securities and Exchange Commission
August 11, 2025

	Shares Beneficially Owned Before this Offering				% of Total Voting Power Before this Offering	Class A common stock being offered	Shares Beneficially Owned After this Offering				% of Total Voting Power After this Offering†
	Class A common stock		Class B common stock				Class A common stock		Class B common stock
Name of Beneficial Owner	Number	%	Number	%			Number	%	Number	%
Directors, Director Nominees and Named Executive Officers
Daniel Ramot (1)				100%						100%
Arnon Dinur (2)			—	—					—	—
William Nix (3)			—	—					—	—
Noam Ohana (4)			—	—					—	—
Nechemia Peres (5)			—	—					—	—
Charles H. Rivkin (6)			—	—					—	—
Guido de Boer			—	—					—	—
Sarah E. Smith (7)			—	—					—	—
Clara Fain(8)			—	—					—	—
Erin H. Abrams(9)			—	—					—	—
All executive officers, directors and director nominees as a group (10 persons)				100%						100%
Principal and Selling Stockholders
Entities affiliated with Exor (10)			—	—					—	—
Entities affiliated with 83North (11)			—	—					—	—
Kelvin Investments Limited(12)			—	—					—	—
Entities affiliated with Pitango (13)			—	—					—	—
Other Selling Stockholders
Investor 1(14)	1,968,701	[2.82]%
Investor 2(15)	1,700,231	[2.44]%
Investor 3(16)	1,142,818	[1.64]%
Investor 4(17)	1,015,099	[1.46]%
Investor 5(18)	956,298	[1.37]%
Investor 6(19)	931,682	[1.34]%
Investor 7(20)	901,669	[1.29]%
Investor 8(21)	842,104	[1.21]%
Investor 9(22)	663,278	*
Investor 10(23)	597,073	*
Investor 11(24)	593,149	*
Investor 12(25)	478,737	*
Investor 13(26)	450,001	*
Investor 14(27)	447,908	*
Non-employee selling stockholders, including former employees, who each beneficially own less than [349,000] shares of our Class A common stock(28)	[9,101,831]	[9.30]%
Employee selling stockholders who each beneficially own less than [770,000] shares of our Class A common stock(29)	[3,497,891]	[4.57]%
_______________
*Denotes less than 1.0% of beneficial ownership.
†Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Shares of our Class A common stock entitle the holder to one vote per share and shares of our Class B common stock entitle the holder to  votes per share.
(1)Represents shares of our Class B common stock held by Daniel Ramot and shares of our Class B common stock over which Daniel Ramot has the right to acquire voting or investment power within 60 days of , 2025 upon the exercise of stock options for shares of Class A common stock and the exchange of such shares of Class A common stock for shares of Class B common stock pursuant to the Equity Award Exchange Agreement.

Securities and Exchange Commission
August 11, 2025

(2)Consists of shares held by the entities affiliated with 83North identified in footnote 11 below.
(3)Represents shares of our Class A common stock held by Downeast Capital Management, LLC and shares of our Class A common stock held by Millstein Technology Partners, LLC. William Nix is a managing member of Downeast Capital Management, LLC and a partner at Millstein Technology Partners, LLC, and he exercises voting or investment power over such shares held by each entity.
(4)Represents shares of our Class A common stock held by Noam Ohana, shares of our Class A common stock held by Nativ Growth LLC, shares of our Class A common stock held by Nativ Growth II LLC, shares of our Class A common stock held by Nativ Continuity LLC – Investment Series 1, and shares of our Class A common stock held by Atid Growth, LLC. Noam Ohana is the of each of the foregoing entities and exercises voting or investment power over such shares.
(5)Consists of shares held by the entities affiliated with Pitango identified in footnote 13 below.
(6)Represents shares of our Class A common stock over which Charles H. Rivkin has the right to acquire voting or investment power within 60 days of , 2025 upon the exercise of stock options and shares of our Class A common stock held by Rivkin/Tolson 2000 Trust. Mr. Rivkin is the Trustee of the Rivkin/Tolson 2000 Trust and exercises voting or investment power over such shares.
(7)Represents shares of our Class A common stock over which Sarah E. Smith has the right to acquire voting or investment power within 60 days of , 2025 upon the exercise of stock options.
(8)Represents shares of our Class A common stock held by Clara Fain and shares of our Class A common stock over which Clara Fain has the right to acquire voting or investment power within 60 days of , 2025 upon the exercise of stock options.
(9)Represents shares of our Class A common stock held by Erin H. Abrams and shares of our Class A common stock over which Erin H. Abrams has the right to acquire voting or investment power within 60 days of , 2025 upon the exercise of stock options.
(10)Represents shares of our Class A common stock held by Exor N.V. (“Exor”). Giovanni Agnelli B.V. holds 56.94% of the outstanding share capital and 85.27% of the voting power on outstanding capital of Exor, and may be deemed to be the beneficial owner of the shares of our Class A common stock held by Exor on that basis. John Elkann is the Chief Executive Officer of Exor and Jeroen Preller is the Chairman of Giovanni Agnelli B.V. The other directors of Giovanni Agnelli B.V. are Andrea Agnelli, Benedetto Della Chiesa, Luca Ferrero de’ Gubernatis Ventimiglia, Filippo Luigi Scognamiglio Pasini, Niccolò Camerana, Alexandre Von Furstenberg and Johannes Casper Brouwer. The address of each of the foregoing is Gustav Mahlplein 25, Amsterdam, Netherlands 1082 MS.
(11)Represents shares of our Class A common stock held by 83North II Limited Partnership (“83North II”), shares of our Class A common stock held by 83North FXV Limited Partnership (“83North FXV”), shares of our Class A common stock held by 83North FXV III Limited Partnership (“83North FXV III”) and shares of our Class A common stock held by 83North VII LP (“83North VII”). Each of 83North II Manager, Ltd. (“83North II Manager”), the ultimate general partner of 83North II, and 83North II G.P., L.P., the general partner of 83North II, have combined voting and investment power over the shares held by 83North II. Each of 83North 2019 Manager, Ltd., the ultimate general partner of 83North FXV, and 83North 2019 G.P. L.P., the general partner of 83North FXV, have combined voting and investment power over the shares held by 83North FXV. Each of 83North FXV Manager, Ltd. (“83North FXV Manager”), the ultimate general partner of 83North VII and 83North FXV III, and 83North FXV III G.P. L.P. (“83North GPLP”), the general partner of 83North FXV III and 83NorthVII, have combined voting and investment power over the shares held by 83North FXV III. Each of 83North II Manager, the ultimate general partner of 83North VII, and 83North FXV II GP LP, the general partner of 83North VII, have combined voting and investment power over the shares held by 83North VII. Arnon Dinur is the Partner of each of the foregoing entities and exercises voting and investment power over the shares held by each of the foregoing entities. The address of each of the foregoing entities is 121 Menachem Begin Rd. Sarona Tower 59th Floor. Tel Aviv, Israel, 6701203, Israel.
(12)Represents shares of our Class A common stock held by Kelvin Investments Limited (“Kelvin”). Each of Astora Holdings LTD, Correa Services LTD, Heatran LLC and Irina Demicheva, the shareholders of Kelvin, have combined voting power and investment power over the shares held by Kelvin. Irina Demicheva, Iryna Bezrodny and Parnaoz Gumberidze are the ultimate beneficial owners of shares held by Astora Holdings LTD, Correa Services LTD and Heatran LLC, respectively. The address of Kelvin is Unit 2505-6, 25/F, Strand 50, 50 Bonham Strand, Sheung Wan, HK.
(13)Represents shares of our Class A common stock held by Pitango Growth Fund I, L.P., shares of our Class A common stock held by Pitango Growth Fund II, L.P., shares of our Class A common stock held by Pitango Growth Principals Fund I, L.P., shares of our Class A common stock held by Pitango Growth Principals Fund II, L.P., shares of our Class A common stock held by Pitango Venture Capital Fund VI, L.P., shares of our Class A common stock held by Pitango Venture Capital Fund VI-A, L.P., shares of our Class A common stock held by Pitango Venture Capital Principals Fund VI, L.P., shares of our Class A common stock held by Pitango Continuation Fund 2021, L.P., and shares of our Class A common stock held by Pitango Principals Continuation Fund 2021, L.P. Nechemia Peres is the Partner of each of the General Partners of each of foregoing entities and, together with the other Partners, indirectly via the General Partner’s power over said entities, exercises voting and investment power over the shares held by each of the foregoing entities. The address of each of the foregoing entities is 11 HaMenofim St., Building B, Herzliya, Israel 46725.
(14)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 1]. The address of [Investor 1] is  .
(15)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 2]. The address of [Investor 2] is  .
(16)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 3]. The address of [Investor 3] is  .
(17)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 4]. The address of [Investor 4] is  .
(18)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 5]. The address of [Investor 5] is  .
(19)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 6]. The address of [Investor 6] is  .

Securities and Exchange Commission
August 11, 2025

(20)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 7]. The address of [Investor 7] is  .
(21)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 8]. The address of [Investor 8] is  .
(22)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 9]. The address of [Investor 9] is  .
(23)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 10]. The address of [Investor 10] is  .
(24)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 11]. The address of [Investor 11] is  .
(25)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 12]. The address of [Investor 12] is  .
(26)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 13]. The address of [Investor 13] is  .
(27)Represents  shares of our Class A common stock. exercises voting and investment power over the shares held by [Investor 14]. The address of [Investor 14] is  .
(28)Represents  shares of our Class A common stock held by [379] investors, including former employees and other former service providers, who each beneficially own less than 1% of our outstanding shares of capital stock.
(29)Represents  shares of our Class A common stock held by [292] employees and other service providers and shares of our Class A common stock over which such employees and other service providers have the right to acquire voting or investment power within 60 days of July 31, 2025 upon the exercise of stock options who each beneficially own less than 1% of our outstanding shares of capital stock.

* * * * *

Securities and Exchange Commission
August 11, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Daniel Ramot, Chief Executive Officer, Via Transportation, Inc. Clara Fain, Chief Financial Officer, Via Transportation, Inc. Erin H. Abrams, Chief Legal Officer, Via Transportation, Inc.
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP